Andrew R. French Vice President – Corporate Counsel The Prudential Insurance Company of America 655 Broad Street Newark NJ 07102-4410 Tel 973 367-2396 Fax 973 367-8065 Andrew.french@prudential.com

November 12, 2015

FILED VIA EDGAR

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Sir,

Pursuant to the requirements of Rule 17g-1(g)(1) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), I enclose herewith the following documents:

1. A copy of the joint fidelity bond for: Advanced Series Trust, The Asia Pacific Fund, Inc., The Prudential Series Fund, Prudential’s Gibraltar Fund, Inc. Prudential Global Total Return Fund, Inc., Prudential Investment Portfolios, Inc., Prudential Investment Portfolios 2, Prudential Investment Portfolios 3, Prudential Investment Portfolios 4, Prudential Investment Portfolios 5, Prudential Investment Portfolios 6, Prudential Investment Portfolios 7, Prudential Investment Portfolios 8, Prudential Investment Portfolios 9, Prudential Investment Portfolios, Inc. 10, Prudential Investment Portfolios 12, Prudential Investment Portfolios, Inc. 14, Prudential Investment Portfolios, Inc. 15, Prudential Investment Portfolios 16, Prudential Investment Portfolios, Inc. 17, Prudential Investment Portfolios 18, Prudential Jennison Blend Fund, Inc., Prudential Jennison Mid-Cap Growth Fund, Inc., Prudential Jennison Natural Resources Fund, Inc., Prudential Jennison Small Company Fund, Inc., Prudential MoneyMart Assets, Inc., Prudential National Muni Fund, Inc., Prudential Sector Funds, Inc., Prudential Short-Term Corporate Bond Fund, Inc., Prudential World Fund, Inc., The Target Portfolio Trust, The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, The Prudential Variable Contract Account-11, Prudential Short Duration High Yield Fund, Inc., and Prudential Global Short Duration High Yield Fund, Inc.

Securities and Exchange Commission

November 12, 2015

2.

certified copies of the resolutions of a majority of the Board of Directors and/or Trustees who are not “interested persons” of the above-listed registered investment companies approving the amount, type, form, and coverage of the bond and the portion of the premium to be paid;

3.	a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the joint fidelity bond;

4.	a statement as to the period for which premiums have been paid; and

5.	a copy of the Agreement dated August 1, 2015 between each of the above investment companies pursuant to Rule 17g-1(f) under the Investment Company Act.

If you have any questions regarding the filing, please telephone me at (973) 367-2396 or my legal assistant Glenda Noel at (973) 367-7546.

Very truly yours,

/s/ Andrew R. French
Andrew R. French

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the “Insured”)			Bond Number
	Prudential Jennison Blend Fund, Inc.			90143115B

	Principal Office:	655 Broad St.	Mailing Address:	655 Broad St.
		Newark, NJ 07102		Newark, NJ 07102

Item 2.

Bond Period: from 12:01 a.m. on August 1, 2015, to 12:01 a.m. on August 1, 2016 or the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.	Limit of Liability—
	Subject to Sections 9, 10 and 12 hereof:
			LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
	Insuring Agreement A-	FIDELITY	$70,000,000	N/A
	Insuring Agreement B-	AUDIT EXPENSE	$50,000	$10,000
	Insuring Agreement C-	ON PREMISES	$70,000,000	$100,000
	Insuring Agreement D-	IN TRANSIT	$70,000,000	$100,000
	Insuring Agreement E-	FORGERY OR ALTERATION	$70,000,000	$100,000
	Insuring Agreement F-	SECURITIES	$70,000,000	$100,000
	Insuring Agreement G-	COUNTERFEIT CURRENCY	$70,000,000	$100,000
	Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
	Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$70,000,000	$100,000
	If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.
	OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:
	Insuring Agreement J-	COMPUTER SECURITY	$70,000,000	$100,000

Item 4.

Offices or Premises Covered—All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7-8

and of all Riders applicable to this Bond issued during the Bond Period.

By:	/S/ Swenitha Nalli
Authorized Representative

Bond (05/14)

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.	FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured’s offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.	FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent. This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.	COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit. This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)

any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)

any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4)

any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

1.

Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.

If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2.

in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS

AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING

PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.

“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D.	“Counterfeit” means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E.

“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F.

“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G.

“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H.

“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I.	“Employee” means:

(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)

each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of

(a)	an investment adviser,
(b)	an underwriter (distributor),
(c)	a transfer agent or shareholder accounting recordkeeper, or
(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)

each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)

each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,
(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)

in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

K.

“Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

L.	“Items of Deposit” means one or more checks or drafts.

M.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

N.

“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q.	“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/ Electronic Transactions as provided in writing to the Underwriter.

R.

“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S.

“Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T.

“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V.	“Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W.

“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.	“Single Loss” means:

(1)	all loss resulting from any one actual or attempted Theft committed by one person, or

(2)	all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4)	all expenses incurred with respect to any one audit or examination, or

(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z.	“Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.

Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.

Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.

Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.

Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E.

Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.

Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.

Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1)

to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.

All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.

Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.

Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.

Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.

Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.

Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys’ Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)

the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)

the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)

the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.

the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.

the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.

the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.

for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED		BOND NUMBER

Prudential Jennison Blend Fund, Inc.		90143115B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 1, 2015	August 1, 2015 to August 1, 2016	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

The Asia Pacific Fund, Inc.

Prudential’s Gibraltar Fund, Inc.

The Prudential Series Fund, Inc., a series fund consisting of:

o	20/20 Focus Portfolio
o	Conservative Balanced Portfolio
o	Diversified Bond Portfolio
o	Equity Portfolio
o	Flexible Managed Portfolio
o	Global Portfolio
o	Government Income Portfolio
o	High Yield Bond Portfolio
o	Jennison Portfolio
o	Money Market Portfolio
o	Natural Resources Portfolio
o	Small Capitalization Stock Portfolio
o	Stock Index Portfolio
o	SP International Growth Portfolio
o	SP Prudential U.S. Emerging Growth Portfolio
o	SP Small Cap Value Portfolio
o	Value Portfolio

Advanced Series Trust, a series fund consisting of:

o	AST AB Global Bond Portfolio
o	AST Academic Strategies Portfolio
o	AST Advanced Strategies Portfolio
o	AST AQR Emerging Markets Equity Portfolio
o	AST AQR Large Cap Portfolio
o	AST Balanced Asset Allocation Portfolio
o	AST Blackrock Global Strategies Portfolio
o	AST Blackrock iShares ETE Portfolio
o	AST Blackrock Loomis Sayles Bond Portfolio

o	AST Blackrock Low Duration Bond Portfolio
o	AST Bond Portfolio 2015
o	AST Bond Portfolio 2016
o	AST Bond Portfolio 2017
o	AST Bond Portfolio 2018
o	AST Bond Portfolio 2019
o	AST Bond Portfolio 2020
o	AST Bond Portfolio 2021
o	AST Bond Portfolio 2022
o	AST Bond Portfolio 2023
o	AST Bond Portfolio 2024
o	AST Bond Portfolio 2025
o	AST Bond Portfolio 2026
o	AST Boston Partners Large-Cap Value Portfolio
o	AST Blackrock Multi-Asset Income Portfolio
o	AST Capital Growth Asset Allocation Portfolio
o	AST Clearbridge Dividend Growth Portfolio
o	AST Cohen & Steers Realty Portfolio
o	AST Columbia Adaptive Risk Allocation Portfolio
o	AST Defensive Asset Allocation Portfolio
o	AST Emerging Managers Diversified Portfolio
o	AST FI Pyramis Asset Allocation Portfolio
o	AST FI Pyramis Quantitative Portfolio
o	AST First Quadrant Absolute Return Currency Portfolio
o	AST Franklin Templeton Founding Funds Allocation
o	AST Franklin Templeton Founding Funds PLUS Fund
o	AST Franklin Templeton K2 Global Absolute Return Portfolio
o	AST Global Real Estate Portfolio
o	AST Goldman Sachs Global Growth Allocation Portfolio
o	AST Goldman Sachs Global Income Portfolio
o	AST Goldman Sachs Large-Cap Value Portfolio
o	AST Goldman Sachs Mid-Cap Growth Portfolio
o	AST Goldman Sachs Multi Asset Portfolio
o	AST Goldman Sachs Small-Cap Value Portfolio
o	AST Goldman Sachs Strategic Income Bond Portfolio
o	AST Herndon Large-Cap Value Portfolio
o	AST High Yield Portfolio
o	AST International Growth Portfolio
o	AST International Value Portfolio
o	AST Investment Grade Bond Portfolio
o	AST Ivy Asset Strategy Portfolio
o	AST Jennison Global Infrastructure Portfolio
o	AST Jennison Large Cap Growth Portfolio
o	AST JP Morgan Global Thematic Portfolio
o	AST JP Morgan International Equity Portfolio
o	AST JP Morgan Strategic Opportunities Portfolio
o	AST Large-Cap Value Portfolio
o	AST Legg Mason Diversified Growth Portfolio

o	AST Loomis Sayles Large Cap Growth Portfolio
o	AST Lord Abbett Core Fixed Income Portfolio
o	AST Managed Alternatives Portfolio
o	AST Managed Equity Portfolio
o	AST Managed Fixed-Income Portfolio
o	AST MFS Global Equity Portfolio
o	AST MFS Growth Portfolio
o	AST MFS Large Cap Value Portfolio
o	AST Mid-Cap Value Portfolio
o	AST Money Market Portfolio
o	AST Morgan Stanley Multi-Asset Portfolio
o	AST Multi-Sector Fixed Income Portfolio
o	AST New Discovery Asset Allocation Portfolio
o	AST Neuberger Berman Core Bond Portfolio
o	AST Neuberger Berman Long/Short Portfolio
o	AST Neuberger Berman/LSV Mid-Cap Value Portfolio
o	AST Neuberger Berman Mid-Cap Growth Portfolio
o	AST Parametric Emerging Market Equity Portfolio
o	AST Preservation Asset Allocation Portfolio
o	AST Prudential Core Bond Portfolio
o	AST Prudential Flexible Multi-Strategy Portfolio
o	AST Prudential Growth Allocation Portfolio
o	AST QMA Emerging Markets Equity Portfolio
o	AST QMA International Core Equity Portfolio
o	AST QMA Large Cap Portfolio
o	AST QMA US Equity Alpha Portfolio
o	AST Quantitative Modeling Portfolio
o	AST RCM World Trends Portfolio
o	AST Schroders Global Tactical Portfolio
o	AST Schroders Multi-Asset World Strategies Portfolio
o	AST Small Cap Growth Opportunity Portfolio
o	AST Small Cap Growth Portfolio
o	AST Small Cap Value Portfolio
o	AST Templeton Bond Portfolio
o	AST T. Rowe Price Asset Allocation Portfolio
o	AST T. Rowe Price Diversified Real Growth Portfolio
o	AST T. Rowe Price Equity Income Portfolio
o	AST T. Rowe Price Growth Opportunities Portfolio
o	AST T. Rowe Price Large Cap Growth Portfolio
o	AST T. Rowe Price Natural Resources Portfolio
o	AST Wellington Management Global Bond Portfolio
o	AST Wellington Management Hedged Equity Portfolio
o	AST Wellington Management Real Total Return Portfolio
o	AST Western Asset Core Plus Bond Portfolio
o	AST Western Asset Emerging Market Debt Portfolio

Prudential Investment Portfolios 2, a series fund consisting of:

o	Prudential Core Taxable Money Market Fund
o	Prudential Core Short-Term Bond Series Fund

Prudential Investment Portfolios 3, a series fund consisting of:

o	Prudential Global Tactical Allocation Fund Fund
o	Prudential Jennison Select Growth Fund
o	Prudential Real Assets Fund
o	Prudential Strategic Value Fund
o	Prudential Unconstrained Bond Fund

Prudential Investment Portfolios 4, a series fund consisting of:

o	Prudential Muni High Income Fund

Prudential Investment Portfolios 5, a series fund consisting of:

o	Prudential Jennison Conservative Growth Fund
o	Prudential Jennison Rising Dividend Fund

Prudential Investment Portfolios 6, a series fund consisting of:

o	Prudential California Muni Income Fund

Prudential Investment Portfolios 7, a series fund consisting of:

o	Prudential Jennison Value Fund

Prudential Investment Portfolios 8, a series fund consisting of:

o	Prudential Stock Index Fund

Prudential Investment Portfolios 9, a series fund consisting of:

o	Prudential Absolute Return Bond Fund
o	Prudential International Real Estate Fund
o	Prudential Large Cap Core Equity Fund
o	Prudential Real Estate Income Fund
o	Prudential Select Real Estate Fund

Prudential Investment Portfolios Inc. 10, a series fund consisting of:

o	Prudential Jennison Equity Income
o	Prudential Mid-Cap Value Fund

Prudential Investment Portfolios 12, a series fund consisting of:

o	Prudential Global Real Estate Fund
o	Prudential Long-Short Equity Fund
o	Prudential Short Duration Muni High Income Fund
o	Prudential US Real Estate Fund

Prudential Investment Portfolios Inc. 14, a series fund consisting of:

o	Prudential Floating Rate Income Fund
o	Prudential Government Income Fund, Inc.

Prudential Investment Portfolios Inc. 15, a series fund consisting of:

o	Prudential High Yield Fund, Inc.
o	Prudential Short Duration High Yield Income Fund

Prudential Investment Portfolios 16, a series fund consisting of:

o	Prudential Defensive Equity Fund
o	Prudential Income Builder Fund

Prudential Investment Portfolios Inc. 17, a series fund consisting of:

o	Prudential Short Duration Multi-Sector Bond Fund
o	Prudential Total Return Bond Fund

Prudential Investment Portfolios 18, a series fund consisting of:

o	Prudential Jennison 20/20 Focus Fund
o	Prudential Jennison MLP Fund

Prudential Investment Portfolios Inc., a series fund consisting of:

o	Prudential Balanced Fund
o	Prudential Conservative Allocation Fund
o	Prudential Growth Allocation Fund
o	Prudential Moderate Allocation Fund
o	Prudential Jennison Equity Opportunity Fund
o	Prudential Jennison Growth Fund

Prudential Global Short Duration High Yield Fund, Inc.

Prudential Global Total Return Fund, Inc.

Prudential Jennison Blend Fund, Inc.

Prudential Jennison Mid-Cap Growth Fund, Inc.

Prudential Jennison Natural Resources Fund, Inc.

Prudential Jennison Small Company Fund, Inc.

Prudential Moneymart Assets, Inc.

Prudential Short Duration High Yield Fund, Inc.

Prudential National Muni Fund, Inc.

Prudential Short-Term Corporate Bond Fund, Inc.

The Target Portfolio Trust, a series fund consisting of:

o	Prudential Core Bond Fund
o	Prudential Corporate Bond Fund
o	Prudential Small-Cap Value Fund
o	Target International Equity Portfolio

Prudential World Fund, Inc., a series fund consisting of:

o	Prudential Emerging Markets Debt Local Currency Fund
o	Prudential International Equity Fund
o	Prudential Jennison Emerging Markets Equity Bond
o	Prudential Jennison Infrastructure Fund
o	Prudential Jennison Global Opportunities Fund
o	Prudential Jennison International Opportunities Fund

Prudential Sector Funds, Inc., a series fund consisting of:

o	Prudential Financial Services Fund
o	Prudential Jennison Health Sciences Fund
o	Prudential Jennison Utility Fund

The Prudential Variable Contract Accounts, a series fund consisting of:

o	The Prudential Variable Contract Account-2
o	The Prudential Variable Contract Account-10
o	The Prudential Variable Contract Account-11

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED		BOND NUMBER

Prudential Jennison Blend Fund, Inc.		90143115B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 1, 2015	August 1, 2015 to August 1, 2016	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.	COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.

“Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	“Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)	is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)

causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	“Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.	“Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	“User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.

Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

d.	Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)	any Authorized User (whether a natural person or an entity); or

(2)

in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)

in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

e.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

g.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN19.1-00 (7/13)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED		BOND NUMBER

Prudential Jennison Blend Fund, Inc.		90143115B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 1, 2015	August 1, 2015 to August 1, 2016	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

(1)	letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or

(2)	letter requesting redemption of $50,000 or less by wire transfer to the record shareholder’s bank account of record; or

(3)

written request to a trustee or custodian for a Designated Retirement Account (“DRA”) which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A)	“Designated Retirement Account” means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B)	“Owner” means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN27.0-02 (10/08)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED		BOND NUMBER

Prudential Jennison Blend Fund, Inc.		90143115B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 1, 2015	August 1, 2015 to August 1, 2016	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)	such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)

reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, “Third Party Check” means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)	any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)	such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, “Fidelity.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN30.0-01 (1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED		BOND NUMBER

Prudential Jennison Blend Fund, Inc.		90143115B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 1, 2015	August 1, 2015 to August 1, 2016	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter annually, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted.

For purposes of this Rider, “Newly Created Investment Company or portfolio” shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one year.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV33.0-00-143 (05/12)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED		BOND NUMBER

Prudential Jennison Blend Fund, Inc.		90143115B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 1, 2015	August 1, 2015 to August 1, 2016	/S/ Swenitha Nalli

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone/Electronic Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(1)	a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

(2)	a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record’s bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, “Phone/Electronic Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, (b) through an automated telephone tone or voice response system, or (c) by Telefacsimile.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN39.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER

Prudential Jennison Blend Fund, Inc.		90143115B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 1, 2015	August 1, 2015 to August 1, 2016	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

●	by transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections,

except insofar as such loss is covered under Insuring Agreement A “Fidelity” of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN48.0-03 (1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

Prudential Jennison Blend Fund, Inc.		90143115B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 1, 2015	August 1, 2015 to August 1, 2016	/S/ Swenitha Nalli

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability. If total “insured losses”of all property and casualty insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this policy may be reduced as a result.

This policy has no express exclusion for “acts of terrorism.” However, coverage under this policy remains subject to all applicable terms, conditions and limitations of the policy (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the policy for “acts of terrorism” is one percent (1%).

As used herein, “Federal Share of Compensation” shall mean:

85% in calendar year 2015;

84% in calendar year 2016;

83% in calendar year 2017;

82% in calendar year 2018;

81% in calendar year 2019; and

80% in calendar year 2020.

As used herein, “Cap on Annual Liability” shall mean, with respect to total “insured losses” of all participating insurers:

$100 billion in calendar year 2015;

$120 billion in calendar year 2016;

$140 billion in calendar year 2017;

$160 billion in calendar year 2018;

$180 billion in calendar year 2019; and

$200 billion in calendar year 2020.

RN53.1-00 (2/15)

PRUDENTIAL GLOBAL TOTAL RETURN FUND, INC.

PRUDENTIAL INVESTMENT PORTFOLIOS, INC.

PRUDENTIAL INVESTMENT PORTFOLIOS 2

PRUDENTIAL INVESTMENT PORTFOLIOS 3

PRUDENTIAL INVESTMENT PORTFOLIOS 4

PRUDENTIAL INVESTMENT PORTFOLIOS 5

PRUDENTIAL INVESTMENT PORTFOLIOS 6

PRUDENTIAL INVESTMENT PORTFOLIOS 7

PRUDENTIAL INVESTMENT PORTFOLIOS 8

PRUDENTIAL INVESTMENT PORTFOLIOS 9

PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 10

PRUDENTIAL INVESTMENT PORTFOLIOS 12

PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 14

PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 15

PRUDENTIAL INVESTMENT PORTFOLIOS 16

PRUDENTIAL INVESTMENT PORTOLIOS, FUND, INC. 17

PRUDENTIAL INVESTMENT PORTFOLIOS 18

PRUDENTIAL JENNISON BLEND FUND, INC.

PRUDENTIAL JENNISON MID-CAP GROWTH FUND, INC.

PRUDENTIAL JENNISON NATURAL RESOURCES FUND, INC.

PRUDENTIAL JENNISON SMALL COMPANY FUND, INC.

PRUDENTIAL MONEYMART ASSETS, INC.

PRUDENTIAL NATIONAL MUNI FUND, INC.

PRUDENTIAL SECTOR FUNDS, INC.

PRUDENTIAL SHORT-TERM CORPORATE BOND FUND, INC.

PRUDENTIAL WORLD FUND, INC.

THE TARGET PORTFOLIO TRUST

THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT-2

THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT-10

THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT-11

(Retail Funds)

PRUDENTIAL GLOBAL SHORT DURATION HIGH YIELD FUND, INC.

PRUDENTIAL SHORT DURATION HIGH YIELD FUND, INC.

(Closed End Funds)

I, Andrew R. French, the Assistant Secretary of the above referenced funds (the “Funds”), hereby certify that the following resolutions were duly adopted by the Directors/Trustees of the Funds including a majority of the Directors/Trustees who are not interested persons of the Funds, on June 11, 2015 and September 17, 2015 and such resolutions are in full force and effect as of the date hereof:

RESOLVED, that the officers of the Funds be, and hereby are, authorized to continue for the forthcoming year the Joint Directors and Officers Liability Insurance Policy (the Policy) with a limit of $115,000,000, issued by the ICI Mutual Insurance Company, covering the Funds and other investment companies managed or administered by Prudential Investments LLC, it having been determined that participation in the Policy is in the best interests of each Fund and portfolio; and it is further

RESOLVED, that the proposed premium for the Policy to be allocated to each Fund and portfolio, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties, is fair and reasonable to each Fund and portfolio; and it is further

RESOLVED, that the D&O/E&O Allocation Agreement, in the form presented to the Meeting, be, and hereby is, approved; and it is further

RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized to continue for the forthcoming year the currently existing Joint Fidelity Bond, issued by the ICI Mutual Insurance Company, covering the Funds and other investment companies managed or administered by Prudential Investments LLC, and to continue coverage for each officer and employee of the Funds who may have access to a Fund’s securities or funds or the power to direct the disposition thereof, in the amount of $70,000,000; that such bond is not to be canceled, terminated or modified except upon 60 days’ written notice to both the affected party and the Securities and Exchange Commission; and that the Secretary or Assistant Secretary of the Funds is hereby directed to make the filings and give the notices required by Rule 17g-1 under the Investment Company Act of 1940, as amended.

RESOLVED, that the Directors/Trustees of the Funds have determined that the premium to be allocated to each Fund and portfolio under the Joint Fidelity Bond issued by ICI Mutual covering the Funds and other investment companies managed or administered by Prudential Investments LLC is fair and reasonable to each Fund and portfolio and is therefore approved, taking into consideration, among other things, the number of parties named as insureds, the nature of the business activities of such parties, the amount of the Joint Fidelity Bond, the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund and portfolio is less than the premium that such Fund or portfolio would have had to pay if it had provided and maintained a single insured bond.

/s/ Andrew R. French Andrew R. French
Assistant Secretary

Certified this 10th day

of November 2015

SEAL

2

The Asia Pacific Fund, Inc.

Secretary’s Certificate

I, Andrew R. French, the Assistant Secretary of The Asia Pacific Fund, Inc., (the “Fund”), a Maryland corporation, hereby certify that the following resolutions were duly adopted by the Board of Directors of the Fund including a majority of the Directors who are not interested persons of the Fund, on May 15, 2015 and August 19, 2015 and such resolutions are in full force and effect as of the date hereof:

RESOLVED, after due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the registered management investment company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the company’s portfolio; that the officers of the Fund are hereby authorized to continue for the forthcoming policy year commencing August 1, 2015 the currently existing joint fidelity bond sponsored by the ICI Mutual Insurance Company covering the Fund and other investment companies managed or administered by Prudential Investments LLC and to continue coverage for each officer and employee of the Fund who may have access to the Fund’s securities or funds or the power to direct disposition thereof, in the amount of $70,000,000; that such bond is not to be canceled, terminated or modified except upon 60 days’ written notice to both the affected party and the Securities and Exchange Commission;

RESOLVED, that the Fund enter into an agreement with all of the other named insureds under the joint fidelity bond providing that the Fund shall receive an equitable and proportionate share of the recovery under the bond as a result of a loss sustained by the Fund and one or more other insureds, but at least equal to the amount the Fund would have received had it maintained a single insured bond in the minimum amount required under Rule 17g-1 and the Secretary or an Assistant Secretary of the Fund is hereby directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act;

RESOLVED, that the Officers of the Fund are hereby authorized to continue for the forthcoming year the Directors and Officers/Errors and Omissions Liability Insurance policy in the amount of $5,000,000 sponsored by the ICI Mutual Insurance Company covering the Fund, it having been determined continuation of said policy is in the best interests of the Fund.

RESOLVED, that after due consideration of the number of other parties, in addition to the Fund, that are named as assureds under the joint fidelity bond issued by ICIM (the Fidelity Bond), the nature of the business activities of such other assureds, the amount of coverage under the Fidelity Bond, the amount of the premium for the Fidelity Bond, the ratable allocation of the premium among all parties named as assureds, and the fact that the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay had it provided and maintained a single insured bond with the minimum coverage required, the payment by the Fund of $250 representing the Fund’s pro rata share of the total premium of the Fidelity Bond, be and hereby is ratified and approved; and

RESOLVED, that the renewal of the $5 million Directors and Officers Liability Insurance Policy issued by ICIM, for a premium of $136,983, is hereby in all respects ratified and approved.

/s/ Andrew R. French
Andrew R. French
Assistant Secretary

Certified this 10th day

of November 2015.

SEAL

ADVANCED SERIES TRUST

PRUDENTIAL’S GIBRALTAR FUND, INC.

THE PRUDENTIAL SERIES FUND

(Insurance Funds)

Secretary’s Certificate

I, Andrew R. French, the Assistant Secretary of the above referenced funds (the “Funds”), hereby certify that the following resolutions were duly adopted by the Directors/Trustees of the Funds including a majority of the Directors/Trustees who are not interested persons of the Funds, on June 15, 2015 and September 30, 2015 and such resolutions are in full force and effect as of the date hereof:

RESOLVED, that the officers of the Funds be, and hereby are, authorized to continue for the forthcoming year the Directors and Officers Errors and Omissions Liability Insurance Policy (the D&O/E&O Policy) with a limit of $115,000,000, issued by the ICI Mutual Insurance Company, covering the Funds and other investment companies managed or administered by Prudential Investments LLC, it having been determined that participation in the D&O/E&O Policy is in the best interests of each Fund and each series thereof (each, a Portfolio); and it is further

RESOLVED, that the proposed premium for the D&O/E&O Policy to be allocated to each Fund and Portfolio, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties, is fair and reasonable to each Fund and Portfolio; and it is further

RESOLVED, that the D&O/E&O Insurance Allocation Agreement, in the form presented to this Meeting, be, and hereby is, approved; and it is further

RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized to continue for the forthcoming year the currently existing Joint Fidelity Bond, issued by the ICI Mutual Insurance Company, covering the Funds and other investment companies managed or administered by Prudential Investments LLC, and to continue coverage for each officer and employee of the Funds who may have access to a Fund’s securities or funds or the power to direct the disposition thereof, in the amount of $70,000,000; that such bond is not to be canceled, terminated or modified except upon 60 days’ written notice to both the affected party and the Securities and Exchange Commission; and that the Secretary or Assistant Secretary of the Funds is hereby directed to make the filings and give the notices required by Rule 17g-1 under the Investment Company Act of 1940, as amended.

RESOLVED, that the Directors/Trustees of the Fund have determined that the premium under the Joint Fidelity Bond issued by ICI Mutual covering the Fund and other investment companies managed or administered by PI is fair and reasonable to the Fund and therefore approved, taking into consideration, among other things, the number of parties named as insureds, the nature of the business activities of such parties, the amount of the Joint Fidelity Bond, the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium that the Fund would have had to pay if it had provided and maintained a single insured bond.

/s/ Andrew R. French
Andrew R. French
Assistant Secretary

Certified this 10th day

of November 2015

SEAL

PRUDENTIAL MUTUAL FUNDS - RETAIL FUNDS

FIDELITY BOND , D&O/E&O LIABILITY AND INDIVIDUAL DIRECTORS LIABILITY PREMIUMS

PERIOD: August 1, 2015 to August 1, 2016

D&O/E&O

RETAIL FUNDS	ASSETS 6/30/15 0	90143115B FIDELITY BOND	90143115D D&O/E&O POLICY #1	90143115I IDL POLICY #1	90143215D APB POLICY #2	TOTAL 8/16 D&O/E&O, FIDELITY BD & IDL PREM.

ASIA PACIFIC FUND	$151,410	$250	—	—	$136,983	$137,233
PIP 2 - PRUDENTIAL CORE SHORT-TERM BOND FUND *	2,516,670	3,558	$18,528	$5,346	—	27,432
PIP 2 - PRUDENTIAL CORE TAXABLE MONEY MARKET FUND *	7,425,616	10,497	54,669	15,774	—	80,940
PIP 3 - PRUDENTIAL GLOBAL ABSOLUTE RETURN FUND***	25,000	250	250	250	—	750
PIP 3 - PRUDENTIAL GLOBAL TACTICAL ALLOCATION FUND	28,879	250	250	250	—	750
PIP 3 - PRUDENTIAL JENNISON SELECT GROWTH FUND	358,580	507	2,640	762	—	3,909
PIP 3 - PRUDENTIAL REAL ASSETS FUND**	73,958	250	544	250	—	1,044
PIP 3 - PRUDENTIAL STRATEGIC VALUE FUND	374,066	529	2,754	795	—	4,077
PIP 3 - PRUDENTIAL UNCONSTRAINED BOND FUND	24,969	250	250	250	—	750
PIP 4 - PRUDENTIAL MUNI HIGH INCOME FUND	715,934	1,012	5,271	1,521	—	7,804
PIP 5 - PRUDENTIAL JENNISON CONSERVATIVE GROWTH FUND	240,878	341	1,773	512	—	2,626
PIP 5 - PRUDENTIAL JENNISON RISING DIVIDEND FUND	7,592	250	250	250	—	750
PIP 5 - PRUDENTIAL SMALL-CAP VALUE FUND	2,060,938	2,913	15,173	4,378	—	22,465
PIP 6 - PRUDENTIAL CALIFORNIA INCOME FUND	220,966	312	1,627	469	—	2,409
PIP 7 - PRUDENTIAL JENNISON VALUE FUND	652,822	923	4,806	1,387	—	7,116
PIP 8 - PRUDENTIAL STOCK INDEX FUND	999,840	1,413	7,361	2,124	—	10,898
PIP 9 - PRUDENTIAL ABSOLUTE RETURN FUND	2,760,688	3,903	20,325	5,865	—	30,092
PIP 9 - PRUDENTIAL INTERNATIONAL REAL ESTATE FUND	39,462	250	291	250	—	791
PIP 9 - PRUDENTIAL LARGE CAP CORE EQUITY FUND	200,929	284	1,479	427	—	2,190
PIP 9 - PRUDENTIAL REAL ESTATE INCOME FUND	4,957	250	250	250	—	750
PIP 9 - PRUDENTIAL SELECT REAL ESTATE FUND	5,220	250	250	250	—	750
PIP 10 - PRUDENTIAL JENNISON EQUITY INCOME FUND	5,127,317	7,248	37,748	10,892	—	55,888
PIP 10 - PRUDENTIAL MID CAP VALUE FUND	710,227	1,004	5,229	1,509	—	7,742
PIP 12 - PRUDENTIAL GLOBAL REAL ESTATE FUND	3,604,998	5,096	26,541	7,658	—	39,295
PIP 12 - PRUDENTIAL LONG-SHORT EQUITY FUND	41,963	250	309	250	—	809
PIP 12 - PRUDENTIAL SHORT DURATION MUNI HIGH INCOME FUND	85,082	250	626	250	—	1,126
PIP 12 - PRUDENTIAL U S REAL ESTATE FUND	44,214	250	326	250	—	826
PIP 14 - PRUDENTIAL FLOATING RATE INCOME FUND	194,329	275	1,431	413	—	2,118
PIP 14- PRUDENTIAL GOVERNMENT INCOME FUND, INC.	497,208	703	3,661	1,056	—	5,420
PIP 15 - PRUDENTIAL HIGH YIELD FUND, INC.	3,356,451	4,745	24,711	7,130	—	36,586
PIP 15 - PRUDENTIAL SHORT DURATION HIGH YIELD INCOME FUND	1,356,480	1,918	9,987	2,882	—	14,786
PIP 16 - PRUDENTIAL DEFENSIVE EQUITY FUND	243,984	345	1,796	518	—	2,659
PIP 16 - PRUDENTIAL INCOME BUILDER FUND	257,130	363	1,893	546	—	2,803
PIP 17 - PRUDENTIAL SHORT DURATION MULTI-SECTOR BOND FUND	100,897	250	743	250	—	1,243
PIP 17 - PRUDENTIAL TOTAL RETURN BOND FUND, INC.	10,562,430	14,931	77,763	22,438	—	115,132
PIP 18 - PRUDENTIAL JENNISON 20/20 FOCUS FUND	1,826,327	2,582	13,446	3,880	—	19,907
PIP 18 - PRUDENTIAL JENNISON MLP FUND	129,434	250	953	275	—	1,478
PIP, INC. - PRUDENTIAL BALANCED FUND	412,577	583	3,037	876	—	4,497
PIP, INC. - PRUDENTIAL CONSERVATIVE ALLOCATION FUND **	-	250	250	250	—	750
PIP, INC. - PRUDENTIAL GROWTH ALLOCATION FUND **	-	250	250	250	—	750
PIP, INC. - PRUDENTIAL JENNISON EQUITY OPPORTUNITY FUND	549,150	776	4,043	1,167	—	5,986
PIP, INC. - PRUDENTIAL JENNISON GROWTH FUND	3,311,338	4,681	24,379	7,034	—	36,094
PIP, INC. - PRUDENTIAL MODERATE ALLOCATION FUND **	-	250	250	250	—	750
PRUDENTIAL GLOBAL TOTAL RETURN FUND, INC.	349,677	494	2,574	743	—	3,812
PRUDENTIAL JENNISON BLEND FUND, INC.	1,102,607	1,559	8,118	2,342	—	12,019
PRUDENTIAL JENNISON MID - CAP GROWTH FUND, INC.	10,173,659	14,382	74,900	21,612	—	110,894
PRUDENTIAL JENNISON NATURAL RESOURCES FUND, INC.	3,072,619	4,344	22,621	6,527	—	33,492
PRUDENTIAL JENNISON SMALL COMPANY FUND, INC.	3,715,519	5,252	27,354	7,893	—	40,500
PRUDENTIAL MONEYMART ASSETS, INC.	644,055	910	4,742	1,368	—	7,020
PRUDENTIAL NATIONAL MUNI FUND, INC.	686,656	971	5,055	1,459	—	7,485
PRUDENTIAL SHORT-TERM CORPORATE BOND FUND, INC.	9,171,856	12,966	67,525	19,484	—	99,974
TARGET PORTFOLIO TRUST:
PRUDENTIAL CORE BOND FUND	103,989	250	766	250	—	1,266
TARGET INTERNATIONAL EQUITY FUND	542,077	766	3,991	1,152	—	5,909
PRUDENTIAL CORORATE BOND FUND	43,475	250	320	250	—	820
PRUDENTIAL WORLD FUND, INC.:
PRUDENTIAL EMERGING MARKETS DEBT LOCAL CURRENCY FUND	31,522	250	250	250	—	750
PRUDENTIAL INTERNATIONAL EQUITY FUND	318,635	450	2,346	677	—	3,473
PRUDENTIAL JENNISON EMERGING MARKETS EQUITY FUND	11,050	250	250	250	—	750
PRUDENTIAL JENNISON GLOBAL INFRASTRUCTURE FUND	81,905	250	603	250	—	1,103
PRUDENTIAL JENNISON GLOBAL OPPORTUNITIES	110,234	250	812	250	—	1,312
PRUDENTIAL JENNISON INTERNATIONAL OPPORTUNITIES	54,126	250	398	250	—	898
PRUDENTIAL SECTOR FUNDS, INC.:
PRUDENTIAL FINANCIAL SERVICES FUND	302,144	427	2,224	642	—	3,293
PRUDENTIAL JENNISON HEALTH SCIENCES FUND	3,908,585	5,525	28,776	8,304	—	42,605
PRUDENTIAL JENNISON UTILITY FUND	3,571,694	5,049	26,295	7,587	—	38,932
CLOSED-END FUND
PRUDENTIAL GLOBAL SHORT DURATION HIGH YIELD FUND, INC.	703,123	994	5,177	1,494	—	7,664
PRUDENTIAL SHORT DURATION HIGH YIELD FUND, INC.	584,925	827	4,306	1,243	—	6,376
VCA
PRUDENTIAL VARIABLE CONTRACT ACCOUNT-2	279,728	395	2,059	594	—	3,048
PRUDENTIAL VARIABLE CONTRACT ACCOUNT-10	174,933	247	1,288	372	—	1,907
PRUDENTIAL VARIABLE CONTRACT ACCOUNT-11	26,251	250	250	250	—	750
GRAND TOTALS	$91,065,957	$133,250	$671,112	$196,875	$136,983	$1,138,220
PREMIUM BEFORE CREDIT		$133,250	$737,447	$196,875	$150,523	$1,218,095
DIVIDEND CREDIT			-66,335		-13,540	-79,875
TOTAL PREMIUM		$133,250	$671,112	$196,875	$136,983	$1,138,220

The Core Taxable Money Market Fund and The Core Short Term Bond Fund Assets do not include assets invested by other Prudential Funds.

**	Fund of Funds - Fund assets have been reduced by the underlying funds asset to eliminate double dipping.
***	Commencement of investment operations 10/19/15. Pro-rated approx. for 9 months.

PRUDENTIAL MUTUAL FUNDS - ANNUITY FUNDS

FIDELITY BOND , D&O/E&O LIABILITY AND INDIVIDUAL DIRECTORS LIABILITY PREMIUMS

PERIOD: August 1, 2015 to August 1, 2016

TOTAL 8/16

ANNUITY FUNDS	ASSETS 6/30/15 0	90143115B FIDELITY BOND	90143115D D&O/E&O POLICY #1	90143215I IDL POLICY #2	D&O/E&O, FIDELITY BD & IDL PREM.

PRUDENTIAL SERIES FUND, INC.:
20/20 FOCUS PORTFOLIO	$239,723	$366	$2,221	$275	$2,862
CONSERVATIVE BALANCED PORTFOLIO	2,502,934	3,817	23,191	2,870	29,878
DIVERSIFIED BOND PORTFOLIO	1,035,266	1,579	9,592	1,187	12,358
EQUITY PORTFOLIO	4,007,340	6,111	37,130	4,596	47,837
FLEXIBLE MANAGED PORTFOLIO	3,866,581	5,897	35,825	4,434	46,156
GLOBAL PORTFOLIO	732,338	1,117	6,785	840	8,742
GOVERNMENT INCOME PORTFOLIO	330,023	503	3,058	378	3,940
HIGH YIELD BOND PORTFOLIO	3,286,883	5,013	30,454	3,770	39,236
JENNISON PORTFOLIO	1,710,659	2,609	15,850	1,962	20,421
MONEY MARKET PORTFOLIO	687,659	1,049	6,371	789	8,209
NATURAL RESOURCES PORTFOLIO	585,857	893	5,428	672	6,994
SMALL CAPITALIZATION STOCK PORTFOLIO	750,688	1,145	6,955	861	8,961
STOCK INDEX PORTFOLIO	3,461,440	5,279	32,072	3,970	41,320
VALUE PORTFOLIO	1,547,318	2,360	14,336	1,775	18,471
SP INTERNATIONAL GROWTH PORTFOLIO	85,390	250	791	250	1,291
SP PRUDENTIAL U.S. EMERGING GROWTH PORTFOLIO	252,486	385	2,339	290	3,014
SP SMALL CAP VALUE PORTFOLIO	214,992	328	1,992	247	2,566
PRUDENTIAL’S GIBRALTAR FUND, INC.	160,028	250	1,483	250	1,983
AST PORTFOLIO:
AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO *	2,947,241	4,495	27,307	3,380	35,182
AST AB GLOBAL BOND PORTFOLIO	100,974	250	937	250	1,437
AST ADVANCED STRATEGIES PORTFOLIO*	8,681,344	13,239	80,436	9,956	103,632
AST AQR EMERGING MARKETS EQUITY PORTFOLIO	234,783	358	2,175	269	2,803
AST AQR LARGE-CAP PORTFOLIO	3,084,932	4,705	28,583	3,538	36,826
AST BALANCED ASSET ALLOCATION PORTFOLIO *	1,149,473	1,753	10,650	1,318	13,722
AST BLACKROCK GLOBAL STRATEGIES PORTFOLIO	2,341,134	3,570	21,692	2,685	27,947
AST BLACKROCK ISHARES ETF PORTFOLIO	280,379	428	2,598	322	3,347
AST BLACKROCK MULTI-ASSET INCOME PORTFOLIO	22,290	250	250	250	750
AST BLACKROCK/LOOMIS SAYLES BOND PORTFOLIO	3,833,623	5,846	35,520	4,397	45,763
AST BOND PORTFOLIO 2015	12,689	250	250	250	750
AST BOND PORTFOLIO 2016	23,762	250	250	250	750
AST BOND PORTFOLIO 2017	93,135	250	863	250	1,363
AST BOND PORTFOLIO 2018	136,487	250	1,265	250	1,765
AST BOND PORTFOLIO 2019	63,462	250	588	250	1,088
AST BOND PORTFOLIO 2020	132,335	250	1,226	250	1,726
AST BOND PORTFOLIO 2021	221,900	338	2,056	254	2,649
AST BOND PORTFOLIO 2022	118,836	250	1,101	250	1,601
AST BOND PORTFOLIO 2023	38,770	250	359	250	859
AST BOND PORTFOLIO 2024	14,842	250	250	250	750
AST BOND PORTFOLIO 2025	562,025	857	5,207	645	6,709
AST BOND PORTFOLIO 2026	116,246	250	1,077	250	1,577
AST BOND PORTFOLIO 2027**	5,000	250	250	250	750
AST BOSTON PARTNERS LARGE-CAP VALUE PORTFOLIO	848,407	1,294	7,861	973	10,128
AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO *	1,607,192	2,451	14,891	1,843	19,185
AST CLEARBRIDGE DIVIDEND GROWTH PORTFOLIO	786,802	1,200	7,290	902	9,392
AST COHEN & STEERS REALTY PORTFOLIO	769,983	1,174	7,134	883	9,191
AST COLUMBIA ADAPTIVE RISK ALLOCATION PORTFOLIO	5,108	250	250	250	750
AST DEFENSIVE ASSET ALLOCATION PORTFOLIO*	999	250	250	250	750
AST EMERGING MANAGERS DIVERSIFIED PORTFOLIO	5,049	250	250	250	750
AST FI PYRAMIS ASSET ALLOCATION PORTFOLIO	3,416,183	5,210	31,652	3,918	40,780
AST FI PYRAMIS QUANTITATIVE PORTFOLIO	5,030,861	7,672	46,613	5,770	60,055
AST FIRST QUADRANT ABSOLUTE RETURN CURRENCY PORTFOLIO	5,133	250	250	250	750
AST FRANKLIN TEMPLETON FOUNDING FUNDS ALLOCATION PORTFOLIO	5,323,230	8,118	49,322	6,105	63,545
AST FRANKLIN TEMPLETON FOUNDING FUNDS PLUS PORTFOLIO*	8	250	250	250	750
AST FRANKLIN TEMPLETON K2 GLOBAL ABSOLUTE RETURN PORTFOLIO	12,300	250	250	250	750
AST GLOBAL REAL ESTATE PORTFOLIO	601,021	917	5,569	689	7,175
AST GOLDMAN SACHS GLOBAL GROWTH ALLOCATION PORTFOLIO	15,838	250	250	250	750
AST GOLDMAN SACHS GLOBAL INCOME PORTFOLIO	101,196	250	938	250	1,438
AST GOLDMAN SACHS LARGE CAP VALUE PORTFOLIO	1,686,483	2,572	15,626	1,934	20,132
AST GOLDMAN SACHS MID-CAP GROWTH PORTFOLIO	698,749	1,066	6,474	801	8,341
AST GOLDMAN SACHS MULTI-ASSET PORTFOLIO	2,950,787	4,500	27,340	3,384	35,224
AST GOLDMAN SACHS SMALL-CAP VALUE PORTFOLIO	938,868	1,432	8,699	1,077	11,208
AST GOLDMAN SACHS STRATEGIC INCOME BOND PORTFOLIO	772,952	1,179	7,162	886	9,227
AST HERNDON LARGE-CAP VALUE PORTFOLIO	803,548	1,225	7,445	922	9,592
AST HIGH YIELD PORTFOLIO	1,526,334	2,328	14,142	1,750	18,220
AST INTERNATIONAL GROWTH PORTFOLIO	2,451,703	3,739	22,716	2,812	29,267
AST INTERNATIONAL VALUE PORTFOLIO	2,224,565	3,393	20,611	2,551	26,555

2 of 3
TOTAL 8/16

ANNUITY FUNDS	ASSETS 6/30/15 0	90143115B FIDELITY BOND	90143115D D&O/E&O POLICY #1	90143215I IDL POLICY #2	D&O/E&O, FIDELITY BD & IDL PREM.

AST INVESTMENT GRADE BOND PORTFOLIO	$1,383,276	$2,110	$12,817	$1,586	$16,513
AST IVY ASSET STRATEGY PORTFOLIO	19,654	250	250	250	750
AST JENNISON GLOBAL INFRASTRUCTURE PORTFOLIO	7,561	250	250	250	750
AST JENNISON LARGE CAP GROWTH PORTFOLIO	1,109,044	1,691	10,276	1,272	13,239
AST JP MORGAN GLOBAL THEMATIC PORTFOLIO	3,177,491	4,846	29,441	3,644	37,931
AST JP MORGAN INTERNATIONAL EQUITY PORTFOLIO	459,043	700	4,253	526	5,480
AST JP MORGAN STRATEGIC OPPORTUNITIES PORTFOLIO	2,905,645	4,431	26,922	3,332	34,685
AST LARGE CAP VALUE PORTFOLIO	1,524,289	2,325	14,123	1,748	18,196
AST LEGG MASON DIVERSIFIED GROWTH PORTFOLIO	48,607	250	450	250	950
AST LOOMIS SAYLES LARGE-CAP GROWTH PORTFOLIO	2,517,075	3,840	23,322	2,887	30,048
AST LORD ABBETT BOND CORE FIXED INCOME PORTFOLIO	2,377,622	3,626	22,030	2,727	28,382
AST MANAGED ALTERNATIVES PORTFOLIO*	-	250	250	250	750
AST MANAGED EQUITY PORTFOLIO*	728	250	250	250	750
AST MANAGED FIXED INCOME PORTFOLIO*	54	250	250	250	750
AST MFS GLOBAL EQUITY PORTFOLIO	683,298	1,042	6,331	784	8,157
AST MFS GROWTH PORTFOLIO	1,228,649	1,874	11,384	1,409	14,667
AST MFS LARGE CAP VALUE PORTFOLIO	610,415	931	5,656	700	7,287
AST MID-CAP VALUE PORTFOLIO	442,278	674	4,098	507	5,280
AST MONEY MARKET PORTFOLIO	1,062,080	1,620	9,841	1,218	12,678
AST MORGAN STANLEY MULTI-ASSET PORTFOLIO	14,994	250	250	250	750
AST MULTI-SECTOR FIXED INCOME PORTFOLIO	3,625,920	5,530	33,596	4,158	43,284
AST NEUBERGER BERMAN CORE BOND PORTFOLIO	853,906	1,302	7,912	979	10,193
AST NEUBERGER BERMAN LONG-SHORT PORTFOLIO	12,021	250	250	250	750
AST NEUBERGER BERMAN MID-CAP GROWTH PORTFOLIO	853,472	1,302	7,908	979	10,188
AST NEUBERGER BERMAN/LSV MID-CAP VALUE PORTFOLIO	958,992	1,462	8,885	1,100	11,448
AST NEW DISCOVERY ASSET ALLOCATION PORTFOLIO	776,414	1,184	7,194	890	9,268
AST PARAMETRIC EMERGING MARKET EQUITY PORTFOLIO	550,234	839	5,098	631	6,568
AST PIMCO LIMITED MATURITY BOND PORTFOLIO	898,107	1,370	8,321	1,030	10,721
AST PRESERVATION ASSET ALLOCATION PORTFOLIO*	613,526	936	5,685	704	7,324
AST PRUDENTIAL CORE BOND PORTFOLIO	4,064,645	6,199	37,661	4,662	48,521
AST PRUDENTIAL FLEXIBLE MULTI-STRATEGY PORTFOLIO*	14,763	250	250	250	750
AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO	7,410,900	11,302	68,665	8,499	88,466
AST QMA EMERGING MARKETS EQUITY PORTFOLIO	146,495	250	1,357	250	1,857
AST QMA INTERNATIONAL CORE EQUITY PORTFOLIO	908,363	1,385	8,416	1,042	10,843
AST QMA LARGE-CAP PORTFOLIO	3,065,430	4,675	28,402	3,516	36,593
AST QMA US EQUITY ALPHA PORTFOLIO	608,972	929	5,642	698	7,269
AST QUANTITATIVE MODELING PORTFOLIO*	6,269	250	250	250	750
AST RCM WORLD TRENDS PORTFOLIO	4,685,196	7,145	43,410	5,373	55,928
AST SCHRODERS GLOBAL TACTICAL PORTFOLIO	4,714,142	7,189	43,678	5,406	56,274
AST SCHRODERS MULTI ASSET WORLD STRATEGIES PORTFOLIO	3,675,475	5,605	34,055	4,215	43,875
AST SMALL-CAP GROWTH PORTFOLIO	842,781	1,285	7,809	967	10,061
AST SMALL-CAP VALUE PORTFOLIO	1,058,845	1,615	9,811	1,214	12,640
AST SMALL-CAP GROWTH OPPORTUNITIES PORTFOLIO	896,175	1,367	8,303	1,028	10,698
AST T. ROWE PRICE ASSET ALLOCATION PORTFOLIO	11,171,339	17,037	103,507	12,812	133,355
AST T. ROWE PRICE DIVERSIFIED REAL GROWTH PORTFOLIO	27,018	250	250	250	750
AST T. ROWE PRICE NATURAL RESOURCES PORTFOLIO	553,739	844	5,131	635	6,610
AST T.ROWE PRICE EQUITY INCOME PORTFOLIO	923,568	1,408	8,557	1,059	11,025
AST T.ROWE PRICE GROWTH OPPORTUNITES PORTFOLIO	442,805	675	4,103	508	5,286
AST T.ROWE PRICE LARGE CAP GROWTH PORTFOLIO	2,018,866	3,079	18,706	2,315	24,100
AST TEMPLETON GLOBAL BOND PORTFOLIO	656,096	1,001	6,079	752	7,832
AST WELLINGTON MANAGEMENT HEDGED EQUITY PORTFOLIO	2,214,183	3,377	20,515	2,539	26,431
AST WELLINGTON MANAGEMENT GLOBAL BOND PORTFOLIO	101,011	250	936	250	1,436
AST WELLINGTON MANAGEMENT REAL TOTAL RETURN PORTFOLIO	16,067	250	250	250	750
AST WESTERN ASSET CORE PLUS PORTFOLIO	3,872,754	5,906	35,883	4,441	46,230
AST WESTERN ASSET EMERGING MARKETS DEBT PORTFOLIO	151,285	250	1,401	250	1,901

GRAND TOTALS	$165,218,139	$258,663	$1,534,317	$196,875	$1,989,855
PREMIUM BEFORE CREDIT		$258,663	$1,685,973	$196,875	$2,141,511
DIVIDEND CREDIT			-151,656		-151,656
TOTAL PREMIUM		$258,663	$1,534,317	$196,875	$1,989,855

Fund of Funds - Fund assets have been reduced by the underlying funds assets to eliminate double dipping.

**	Commencement of investment operations 1/2/16. Pro-rated approx. for 7 months.

3 of 3

1401 H Street NW Suite 1000 Washington, DC 20005	TEL 800.643.4246 FAX 202.682.2425 WEB icimutual.com

November 10, 2015

Mr. Andrew French

Prudential Investments, LLC

655 Broad Street

Newark, NJ 07102

Re:	ICI Mutual Insurance Company Bonds 90143115B
D&O/E&O Policies 90143115D and 90143215D
Independent Directors Liability Insurance Policy No. 90143115I and No. 90143215I

Dear Andy:

I hereby confirm that the premiums and taxes due for the above referenced Bonds, D&O/E&O and IDL policies have been paid for the period August 1, 2015 through August 1, 2016.

Feel free to call me at (202) 326-5375 if you have any questions.

Sincerely,

/s/ Swenitha Nalli

Swenitha Nalli

Underwriter

ICI MUTUAL INSURANCE GROUP

ICI MUTUAL INSURANCE COMPANY, A RISK RETENTION GROUP  |  ICIM SERVICES, INC.  |  ICI MUTUAL INSURANCE BROKERS, INC.

WITNESSETH

WHEREAS, each of the Funds has registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end or closed-end management investment company; and

WHEREAS; each of the Funds wishes to enter into an Agreement with each other in compliance with Rule 17g-1(f) under the 1940 Act in respect of the joint insured bond in full force and effect on the date hereof bonding the officers and employees of each of the Funds.

NOW, THEREFORE, the parties agree that: in the event recovery is received under the above mentioned bond as a result of a loss sustained by any of the Funds, the Fund or Funds sustaining such loss shall receive an equitable and proportionate share of the recovery under the above-mentioned bond, but such recovery shall be at least equal to the amount which such Fund or Funds would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

IN WITNESS WHEREOF, each of the parties has caused this instrument to be executed in its name and behalf by its duly authorized representative and its seal to be hereunder affixed as of the 1st day of August, 2015.

Advanced Series Trust

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Global Total Return Fund, Inc.

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Jennison Blend Fund, Inc.

(SEAL) ATTEST
/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential’s Gibraltar Fund, Inc.

(SEAL) ATTEST
/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Investment Portfolios, Inc.

(SEAL) ATTEST
/s/ Glenda D. Noel	By: /s/ Andrew R. French Prudential National Municipals Fund, Inc.

(SEAL) ATTEST
/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Jennison Natural Resources Fund, Inc.

(SEAL) ATTEST
/s/ Glenda D. Noel	By: /s/ Andrew R. French

2

Prudential Sector Funds, Inc.

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Jennison Small Company Fund, Inc.

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Short-Term Corporate Bond Fund, Inc.

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Investment Portfolios, Inc. 17

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Jennison Mid-Cap Growth Fund, Inc.

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

3

Prudential World Fund, Inc.

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Investment Portfolios 18

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential MoneyMart Assets, Inc.

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Investment Portfolios 2

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

The Target Portfolio Trust

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

4

The Prudential Series Fund

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

The Prudential Variable Contract Account-2

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

The Prudential Variable Contract Account-10

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Investments Portfolios 3

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Investments Portfolios 4

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Investments Portfolios 5

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

5

Prudential Investments Portfolio 6

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Investments Portfolio 7

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Investment Portfolios 8

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Investment Portfolios 9

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Investment Portfolios, Inc. 10

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

6

Prudential Investment Portfolios 12

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Investments Portfolios, Inc. 14

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Investments Portfolios, Inc. 15

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew French

Prudential Investment Portfolios 16

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

The Prudential Variable Contract Account-11

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

7

The Asia Pacific Fund, Inc.

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Short Duration High Yield Fund, Inc.

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

Prudential Global Duration High Yield Fund, Inc.

(SEAL) ATTEST

/s/ Glenda D. Noel	By: /s/ Andrew R. French

8